Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

WORLD

GOLD

COUNCIL

An investor’s guide to the gold market

European edition

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Europe and the US, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

An investor’s guide to the gold market | European edition

Contents

Foreword 02 Introduction 03 Price trends 05 Gold and volatility 09 The investment case for gold 12 Gold as a portfolio diversifier 13 Gold as an inflation hedge 16 Gold as a dollar hedge 20 Gold as an insurance asset 22 Demand 25 Jewellery 26 Investment demand 30 Technology 32 Supply 33 Mine production 34 Official sector 40 Recycled gold 42 Ways to access the gold market 43 Pension eligibility and taxation 52 Related World Gold Council research 55 Glossary 57 List of charts and tables 63

01

Foreword

The recent financial crisis continues to exert a major influence on global markets, with many developed economies teetering on the brink of another recession. The crisis not only inflicted damage on asset values but also dented investor confidence in the banking system, as well as financial markets and products.

In response to the most tumultuous conditions in financial markets for a generation, investors sought out traditionally dependable “quality” assets like government bonds and gold. This prompted not only record inflows into ETFs from institutional investors but also a reawakening of private investor interest in gold in Europe. Indeed, demand in Europe for physical bars and coins increased from 32 tonnes in 2007 to 268 tonnes in 2010, reaching a record of 293 tonnes in 2009. The gold price increased by 29% in US dollar terms and 38% in euro terms in 2010.

The outlook remains very uncertain, with much of the developed world facing the serious threat of another downturn. The path towards recovery is likely to be slow and perilous and there is a clear danger that the huge programme of quantitative easing put in place by the world’s central banks will fuel future inflation. Many investors still fear recessionary pressures will be exacerbated by the removal of fiscal stimulus. Sovereign debt downgrades have increased and yields on sovereign debt have risen sharply as governments struggle with colossal budget deficits and debt levels; Greece, Ireland and Portugal have all received EU/IMF-funded bail-outs and the euro has weakened considerably as Europe has been engulfed by the sovereign debt crisis.

If the recent past has taught us anything, it is the importance of structuring our portfolios with assets that will help to protect our wealth should such risks materialise. Gold is one such asset: it is a universally accepted currency that cannot be de-based by the expansionary policies of central banks or national governments, it does not carry credit risk and it has a long history as an inflation and currency hedge. The arguments for investing in gold as a foundation asset are compelling.

An investor’s guide to the gold market | European edition

Introduction

02_03

Introduction

Gold has been valued for thousands of years for its various attributes: as a global currency; a commodity; an investment and simply an object of beauty. As financial markets developed rapidly during the 1980s and 1990s, gold receded into the background and the asset fell out of favour with many investors. But recent years have seen a striking revival in investor interest in gold.

Some investors have bought gold as a tactical asset in order to capitalise on the positive price outlook, aided by strong demand and limited supply. Others have bought gold as a long-term or strategic asset seeking to take advantage of its unique investment characteristics. The 2007 to 2009 financial crisis reinforced gold’s long-standing role as a store of value and insurance asset. But gold also has a role to play in enhancing portfolio performance regardless of the health of the financial sector or broader economy. Gold is proven to be an effective portfolio diversifier, which can help to offset risk, as the returns it provides are generally uncorrelated with those financial assets typically held by investors. It also has a long history as an inflation and currency hedge.

This book is primarily intended for private investors, who wish to know more about investing in gold, but it may also appeal to investment professionals. It describes the defining characteristics of the gold market from an investor’s point of view. It also looks at the various aspects of demand and supply, from important gold-buying religious festivals in India to exciting new technological uses of gold to the emergence of China as the world’s largest producer of gold. The book also summarises the various ways that investors can buy gold or benefit from movements in the gold price and outlines the tax treatment of gold in Europe.

An investor’s guide to the gold market | European edition

Price trends

04_05

Price trends

The gold price rose for the tenth consecutive year in 2010 to US$1,405.50/oz (€1,056.45/oz) on the London PM fix by December end. In the first nine months of 2011, the gold price rallied further, reaching a historic high of US$1,895.50/oz on 5th and 6th of September (the euro high of €1,348.83/oz was reached on 6th September).

Between H2 2008 and H1 2011, as concerns about future inflation and dollar weakness grew, investors bought gold for its wealth preservation properties, encouraged by its long history as an inflation and dollar hedge. While anxieties about currency weakness first focused on the fate of the US dollar, they soon spread to the euro, fuelled by bailouts of Greece, Ireland and Portugal; a raft of sovereign debt downgrades, including an S&P downgrade of the US; and the prospect of possible default by Greece and likely contagion across the euro area. Gold’s strong performance over the last two years (Chart 1) was supported by a combination of many factors which included: first, a continuation of “flight to quality” investment inflows as a by-product of the financial crisis, particularly as sovereign default risk escalated during 2010 and 2011; second, concerns by investors on future inflation and negative sentiment on the US dollar outlook; and third, a shift in central bank reserve management, as western central banks slowed gold sales and developing nations increased their gold reserves, prompting a structural shift in the demand/supply dynamic.

The price of gold also rose during 2008, amidst the worst financial crisis since the Great Depression (Chart 2), fulfilling its protection role against unforeseen events and financial distress. Conversely, during that same year, the STOXX Europe 600 equity index fell by over 45%. Other commonly traded commodities and diversified commodity baskets also generated negative returns; the price of oil, which is often erroneously said to correlate with an investment in gold, fell more than 50% during 2008.

Gold’s price performance during the financial crisis put it firmly in the spotlight. Many investors and commentators, hitherto unfamiliar with gold, attributed its high price solely to investors viewing gold as a store of value, especially in times of economic and financial stress. This view may have played an important role between H2 2007 and H1 2009. However, the fact that the rally in the gold price started a good six years before the financial crisis began shows that the increase in price over that period was the continuation of a well established trend rather than the emergence of a new one. Gold’s bull run started in the summer of 2001, with the price close to its 20-year low of US$252.85/oz (€241.82/oz) set on 25th August 1999. Gold generated a modest performance throughout the remainder of 2001, reaching US$276.50/oz (€310.53/oz) by year-end. This rise, however, was to pre-empt a strong and enduring rally.

An investor’s guide to the gold market | European edition

Chart 1: Gold price, London PM fix (2 Jan 1979 = 100) Index level 1,200 1,000 800 600 400 200 0 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2009 Gold price (US$/oz) Gold price (€/oz)

Source: Thomson Reuters Datastream, World Gold Council

Chart 2: Annual change in the gold price (€/oz), London PM fix (end of period; % YoY)

% 45 40 35 30 25 20 15 10 5 0 -5 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: Thomson Reuters Datastream, World Gold Council

06_07

Between the end of 2001 and the end of August 2011, the gold price rose from US$276.50/oz (€310.53/oz) to US$1,813.50oz (€1,259.55/oz), a cumulative rise of 556% (306% in euro terms). Six of the nine years from end-2001 to end-2010 were marked by gains of 20% or more. By the end of August 2011, the year-to-date performance (in US$ terms) was 29%. Like any freely-traded good or service, the price of gold is determined by the meeting of demand and supply. Many factors influenced the rise in the gold price over this period (these are discussed in more detail in the Demand and Supply chapters). On the supply side, mine production started to fall from 2001, hit by the curtailment of mine expansion plans in previous years, declining ore grades and production disruptions. Between 2001 and 2010, gold mining companies were unwinding their commitments to forward sell their output, which further reduced the supply of gold. Annual mine supply has increased over the last two years, however, reflecting a combination of new project start-ups, expansion of existing projects and the waning impact of de-hedging by producers.

While supply was constrained during the last decade, rising mining costs put a higher floor underneath the gold price. Metals Economics Group estimates that the total cost of replacing reserves and finding and mining new gold rose to US$928/oz in 2010 from US$282/oz in 2001 and it continues to climb. This period was also marked by a fundamental shift in the behaviour of central banks, which have significantly reduced their net sales of gold since 2001, to the extent that they were net purchasers in 2010 for the first time in 20 years.

Meanwhile, on the demand side, strong GDP growth and a growing middle class in key jewellery buying markets like India and China were further reinforcing the higher floor underneath the gold price. While new ways to access the gold market were releasing pent-up investment demand, gold exchange-traded funds, pioneered by the World Gold Council in 2003/4, allowed investors to buy gold on exchanges for the first time. The development of the ETFs was mirrored by growing interest in gold ownership more generally, as illustrated by the simultaneous rise in coin and bars sales. Consequently, investors began increasingly to acknowledge gold’s diversification benefits.

An investor’s guide to the gold market | European edition

Gold and volatility

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Gold and volatility

Gold’s volatility characteristics are often misunderstood. Many people tend to equate the behaviour of the price of gold to that of other commodities, which often are very volatile. Oil, copper and soybeans, for example, have had annualised volatilities of 36.9%, 25.3% and 25.7%, respectively, over the past 20 years (based on daily returns from September 1991 to August 2011). The volatility of gold over the same period was just 16.1%. Overall, commodities, as measured by the S&P Goldman Sachs Commodity Index, were almost six percentage points more volatile than gold over the past twenty years.

As most commodities are priced in US dollars, European investors will probably need to consider their exposure to exchange rate fluctuations. That said, the relative long-term volatility profile of gold compared to other commodities generally still holds even when they are priced in euros. For example, gold’s 20 year volatility to end-August 2011 is 16.0% when priced in euros, compared to 22.5% for the S&P Goldman Sachs Commodity Index over the same period, if similarly denominated.

There are good reasons why gold is less volatile than other commodities. First, the gold market is deep and liquid and is supported by the availability of considerable above-ground stocks. Because gold is virtually indestructible, nearly all of the gold that has ever been mined still exists and, unlike base metals or even other precious metals such as silver, much of it is in near-market form. As a result, in the event of a sudden supply-side shock or rapid increase in demand, recycled gold can, and frequently does, come back on to the market, thereby limiting the potential extent of any brewing price spike. Furthermore, the availability of near-market stocks of gold allows trading in the market to be largely conducted in physical form. On average, therefore, gold trading is less exposed to leverage as the bulk of activity takes place as unmargined physical transactions. For the majority of other commodities, trading and investment are predominantly futures-based, which tend to be more highly leveraged and lead to greater volatility.

The second reason rests in the geographical spread of mine production and gold reserves. These are much more diverse globally than other commodities, leaving gold less vulnerable to regional or country-specific shocks. Contrast this with oil, for example, where the price will often be aggressively driven by economic or political events in the Middle East, Eurasia, and Africa – regions where geopolitical risk is usually comparatively high (Chart 3). Similar examples can be found in metals: over 40% of palladium’s production comes from Russia, and 77% of platinum’s production comes from South Africa.

Gold has, in fact, been slightly less volatile than major stock market indices such as the STOXX Europe 600 index over the past 20 years. The annualised daily volatility of gold from September 1991 to August 2011 (in euro terms) was 16.0% compared to 18.7% for the STOXX Europe 600 (Chart 4). Even if 2008 and 2009 are excluded from the equation, given the unusually high levels of volatility experienced by most assets during that time (the average daily volatility of the STOXX Europe 600 jumped to 36.7% in 2008, while average daily volatility of gold in euro terms rose to 27.2%), volatility for the STOXX Europe 600 was 16.8% compared with 14.8% for gold.

An investor’s guide to the gold market | European edition

Chart 3: 2010 World gold mining and crude oil production by region (% of total production)

% 35 30 25 20 15 10 5 0 Europe North Latin Asia Africa Middle Oceania Eurasia America America East Gold Crude oil

Source: Energy Information Administration, Thomson Reuters GFMS Chart 4: Gold and STOXX Europe 600: 22-day rolling daily return volatility (annualised) Volatility (%) 120 113% during Average daily vol. Sep 1991 to Aug 2011 market rise Gold:16.0% STOXX Europe 600: 18.7% 100 80 64% during 78% during market fall market fall (‘Black Monday’) (‘08 recession) 60 40 20 0 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2009

STOXX Europe 600 Gold price (€/oz)

Source: Thomson Reuters Datastream, Bloomberg, World Gold Council

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The investment

case for gold

An investor’s guide to the gold market | European edition

The investment case for gold

Many investors have bought gold as a tactical asset in recent years in order to capitalise on the positive price outlook, aided by strong demand and limited supply in the industry. But gold also has a role to play as a strategic asset, thanks to the diversification benefits it can bring to a portfolio, as well as its effectiveness as a hedge against inflation and dollar depreciation. These attributes make gold a valuable investment option in times of financial or geopolitical duress, as well as during periods of economic prosperity.

Gold as a portfolio diversifier

One of the most compelling reasons to invest in gold is to help diversify a portfolio. Portfolio diversification is one of the cornerstones of modern portfolio theory. Put simply, it argues that investors should hold in their portfolio a diverse range of assets in order to produce superior risk-adjusted returns. Different assets perform well under different macroeconomic, financial and geopolitical conditions (Table 1). For example, a sharp slowdown in global growth is likely to hurt commodity prices and cyclical stocks, but boost returns on

Table 1: Performance1 of key German financial assets and macroeconomic indicators

Annual average 2002 to

Assets 2010 2009 2008 2007 2006 Gold (US$/oz) 29.2% 25.0% 4.3% 31.9% 18.2% Gold (€/oz) 38.2% 21.1% 9.7% 19.0% 9.9% DAX 30 16.1% 23.8% -40.4% 22.3% 9.9% TECDAX 4.0% 60.8% -47.8% 30.2% 3.7% MDAX 34.9% 34.0% -43.2% 4.9% 20.5% MSCI World ex EMU 12.3% 30.2% -38.2% 7.5% 10.0% Germany aggregate government bond index - € 6.3% 1.8% 12.3% 1.8% 5.1% Europe corporate AAA bond index - € 4.6% 7.0% 4.0% 1.5% 4.7% Europe corporate high yield bond index - € 16.2% 86.7% -34.9% -3.0% 11.5% Global emerging markets bond index - € 18.6% 31.4% -11.8% -4.5% 7.1% Europe ex-UK REIT Index 5.8% 69.0% -46.7% -21.4% 80.0% BoE effective exchange rate index (trade-weighted €) -9.0% -2.1% 4.1% 6.6% 3.9% Germany consumer price index (all items) 1.4% 1.2% 1.0% 2.3% 2.1% Germany real GDP growth 1.5% 0.1% 0.0% 0.2% 1.6%

1 YoY % chg

Note: All returns are in € (euro) and calculated using total return indices wherever available. Source: Bloomberg, Thomson Reuters Datastream, Barclays Capital, World Gold Council

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government bonds. High inflation years will often coincide with sharp rises in commodities prices, but poor gains in equity and stock indices. Diversification reduces the likelihood of substantial losses arising from a change in macroeconomic conditions that are particularly damaging for one asset class, or a group of asset classes that behave in a similar fashion. Gold fulfils this investment criterion.

Because changes in the price of gold do not correlate with changes in the price of other mainstream financial assets, gold is an effective portfolio diversifier. Importantly, this is a relationship that holds across markets and over time. The correlation coefficients between gold and a range of assets are shown (Chart 5). Over the past five years, the average correlation of gold with German equities, short-term European lending rates, global emerging market bonds, corporate bonds and world equities has been close to zero, ranging between -0.10 and 0.07. The correlation of gold to German government bonds over the same time period was 0.18.

In addition, gold price changes do not have a strong correlation with most commodities (Chart 6). For example, the five-year correlation, to end-August 2011, of gold to two major commodity indices, the S&P Goldman Sachs Commodity Index (a production-weighted index) and the Dow Jones-UBS Commodity Index (a liquidity and production-weighted index), is 0.37 and 0.45, respectively. The difference arises from the fact that the S&P GSCI is skewed towards energy while the DJ-UBS Commodity Index has a more diverse set of weights. Of the more than 20 commodities that generally comprise the indices, all but silver had a correlation with gold lower than 0.40, ranging between 0.02 and 0.33. As noted earlier, most commodities are priced in US dollars and European investors, therefore, will need to be aware of their exchange rate exposure.

An investor’s guide to the gold market | European edition

Chart 5: 5-year correlation of weekly returns on key asset classes versus gold (€); Sep 2006 to Aug 2011

Euribor 3 Month Europe ex-UK REIT Index Global Emerging Markets Bond Index - € Europe Corporate high yield index Europe Corporate AAA bond index GER Agg. gov bond index MSCI AC World ex EMU MDAX Index TECDAX Index DAX Index -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6

Correlation

Source: Thomson Reuters Datastream, Barclays Capital, Bloomberg, World Gold Council

Chart 6: 5-year correlation of weekly returns on selected commodities versus gold (US$); Sep 2006 to Aug 2011

S&P GS Commodity Index Dow Jones-UBS Commodity Index Live cattle Soybeans Crude oil Coffee Copper Silver -1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0 Correlation

Source: Bloomberg, World Gold Council

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It is also worth noting that, contrary to popular belief, there is no stable correlation between gold and oil prices. The differing factors that drive demand and supply for gold and oil effectively remove any correlation between the two: at times the two prices move in the same direction, but at other times they do not (Chart 7). Gold’s lack of correlation with other assets is a function of the unique drivers of demand and supply, which, as for any freely traded good, ultimately determine price movements. Demand for gold comes from three sectors: jewellery, technology and investment; while supply comes from newly mined gold, official sector sales (historically) and the recycling of above ground stocks. The three sources of demand and three sources of supply are, in turn, affected by a very wide range of factors, discussed in more detail in the Demand and Supply sections. Some factors, such as inflation and currency movements, are tied to developments elsewhere in financial markets, but many more are peculiar to the gold market, underpinning gold’s lack of correlation to other assets year after year. These factors include fashion trends, marketing campaigns, the Indian wedding season, religious festivals, gold mine exploration spending, new discoveries of gold, the cost of finding and mining gold and central banks’ strategic reserve decisions.

Gold as an inflation hedge

Gold’s history as an inflation hedge spans centuries. It was perhaps most thoroughly chronicled by Roy Jastram in his seminal book The Golden Constant, originally published in 1977. More recently, Oxford Economics, in a study commissioned by the World Gold Council, used a proprietary model to examine gold’s performance relative to other assets under a range of possible inflation scenarios. A key conclusion of the report was that gold would outperform a range of other assets (including equities, bonds and real estate) during periods of high inflation. The report finds that an allocation to gold of at least 5% of a portfolio would provide optimal protection against the effects of moderate to high inflation.

Long-term data show that gold has continued to hold its value versus both the US dollar and the euro.

Between January 1979 and August 2011, the gold price increased from US$233.70/oz (€144.84/oz at 1979 prices) to US$1,813.50/ oz (€1,259.55/oz). This rise of 770% in euro terms translates to an annual compound return of 7.0%, outpacing the yearly rate of euro area consumer price inflation of 4.6%. Adjusting for the cumulative rise in euro area consumer price inflation over the same period, gold rose by 131%, which equates to an annualised real return of 2.6% (Chart 8).

An investor’s guide to the gold market | European edition

Chart 7: Rolling 2-year correlation between monthly changes in the price of gold (US$/oz) and oil (Brent, US$/bbl)

-0.6 0.8 0.6 0.4 0.2 0 -0.2 -0.4 1990	1992	1994	1996	1998	2000	2002	2004	2006	2008	2010

Correlation

Source: Bloomberg, World Gold Council

Chart 8: Nominal and real gold price (€/oz)

€/oz 1,400 1,200 1,000 800 600 400 200 0 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2009 Real gold price (€/oz: deflated by EACPI) Gold price (€/oz)

Source: Thomson Reuters Datastream, Bloomberg, World Gold Council

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There is evidence to suggest that gold performs better during years of high inflation compared with moderate and low inflation years (Chart 9). Between 1970 and 2010, European1 CPI exceeded 5% (which we define as a high inflation year) in 17 years; the CPI ranged between 2% and 5% (defined as a moderate inflation year) in 16 years; and inflation was low (below 2%) in 8 years. In the high inflation years, gold posted positive average real returns of 9.6%, whereas returns were considerably lower in less inflationary years (Chart 10). This positive performance is even more pronounced if we examine gold’s returns in US dollar terms, in high inflation periods in the US.

There are two main reasons why gold acts as an inflation hedge. First, gold has a long history as a monetary asset, but unlike other currencies its value cannot be de-based by governments or central banks. Throughout history, and prior to the relatively recent phenomenon of central banks becoming independent, governments have repeatedly “switched on the printing presses” to finance expenditure programs, often leading to rampant inflation. Most recently, concern over the amount of money pumped into the economy in the wake of the 2007/2008 financial crisis led to a strong increase in investors’ interest in gold as a store of value during 2009 and 2010 when the world economy started to show signs of recovery. This is still the case in those countries where inflation remains a problem, notably in China, India and a number of other countries in the Asian region.

Second, commodities are often the root cause of inflation, with increases in the price of fuels, metals and other raw materials used in the production process passed from producers to consumers, creating what economists term “cost-push” inflation. Mining gold is a resource intensive business, with many commodities, such as energy, cement and rubber, used in the exploration, extraction and production process. As a result, a rise in commodity prices puts direct pressure on the cost of extracting gold, which in turn helps to build a higher base beneath the gold price.

1 Prior to 1991, German CPI is used as a proxy.

An investor’s guide to the gold market | European edition

Chart 9: Annual change in the gold price (€/oz) and euro area inflation (2-year moving average; % YoY)

% % 80 14 70 12 60 50 10 40 8 30 20 6 10 4 0 2 -10 -20 0 1972 1977 1982 1987 1992 1997 2002 2007

Gold price (€/oz; LHS) Euro area CPI (RHS)

Source: Bloomberg, World Gold Council

Chart 10: Average annual real gold price return (€/oz) during high, moderate and low inflation years (1970 to 2009)

% 12 10 8 6 4 2 0 Low (EU CPI YoY <2%) Moderate (EU CPI YoY High (EU CPI YoY >5%) ≥2% and ≤5%)

Source: Bloomberg, World Gold Council

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Gold as a dollar hedge

Gold has historically exhibited a strong inverse relationship to the dollar. Over the past ten years, the correlation of weekly returns between gold and the trade-weighted dollar has ranged from -0.32 to -0.73 (Chart 11). The correlation coefficient in 2008 and 2009 was -0.54 and -0.36 respectively. This relationship makes gold an effective hedge against dollar weakness and has been a key influence in driving up the gold price in recent years, which have been characterised by depreciation in the dollar and expectations of further dollar weakness due to the record US budget deficit and scale of public debt. While 2010 may have seen a temporary recovery in the dollar, the longer-term outlook is still very uncertain and supportive of continued hedging-related demand for gold.

There are strong reasons why gold tends to move in an opposite direction to the US dollar. First, gold is priced in dollars and, everything else being equal, weakness in the currency in which a real asset is denominated tends to lead to an increase in its price, as sellers demand compensation for the currency loss. While this is true of many other real assets and most commodities, research strongly suggests that gold is the most potent of these in terms of its negative correlation to the dollar, particularly in times of dollar weakness.

Second, gold’s history as a monetary asset makes it an attractive store of value in periods of high inflation or rising inflation expectations driven by excessive money supply growth, which undermines fiat currencies. Third, holding everything else constant, the depreciation in the dollar (i.e. appreciation in other currencies) reduces gold’s price to buyers outside of the dollar bloc, increasing demand and putting upward pressure on the price. Finally, a depreciation in the dollar can increase the costs of extracting gold overseas, thus putting a higher floor under the gold price.

But gold’s role as a store of value and its broader monetary characteristics mean that, over the long-term, it compares favourably to all major currencies, including the euro, in terms of its ability to maintain its relative value and purchasing power. Recent insecurities regarding the fragility of the euro have emphasised gold’s enduring role as a monetary asset that cannot easily be de-based by a country’s central bank or government turning to their printing presses to generate more paper money.

An investor’s guide to the gold market | European edition

Chart 11: Annual correlation of gold and the trade weighted US dollar and euro (weekly returns)

Correlation

0.2
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-0.7
-0.8
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Correlation of gold (€/oz) and TW€ Correlation of gold (US$/oz) and TW$

Source: Bloomberg, Federal Reserve, World Gold Council

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Gold as an insurance asset

Gold has a long history as an asset that protects wealth during periods of geopolitical or financial market uncertainty. During these periods, investors have tended to increase their purchases of gold and gold-related instruments. The 2008 financial crisis is a good case in point as gold rose 4.3%, based on the London PM fix, in a year marked by contractions in nearly all financial markets except government bonds.

The destabilising effect of, and market volatility caused by, recent events has served as a sharp reminder to investors that while ‘tail risk’ events, by definition, are extremely rare, they can seriously erode capital.2 This, in turn, has refocused investor demand on assets that offer downside protection and wealth preservation. One such asset is gold, which in contrast to many assets and the purchasing power of many currencies, typically remains remarkably stable during periods of uncertainty.

Gold can offer considerable benefits to a portfolio in protecting against tail risk without impacting overall portfolio performance in less volatile markets. A recent research study from the World Gold Council, Gold: hedging against tail risk, shows that portfolios which include a modest, consistent gold holding have an improved risk/return profile while benefiting from downside protection during times of financial stress.

In the analysis, the World Gold Council shows that during the period between October 2007 and March 2009 – the height of the global financial meltdown – an investor with a portfolio of US$10 million experienced an additional US$500,000 financial loss simply by not maintaining a position in gold. The study considered a portfolio similar in composition to a benchmark portfolio3 which included an 8.5% allocation to gold, to show that total losses incurred during the period were reduced by 5% relative to an equivalent portfolio with no allocation to gold. In at least 70% of the tail risk scenarios analysed by the World Gold Council, portfolios which included gold outperformed those which did not.

While gold should not be regarded as a panacea, given that the price performance depends on many factors, even relatively small allocations to gold can have a positive impact in protecting an investment portfolio against systemic risk, as well as diversifying idiosyncratic risk. Perhaps the best example of the value of gold in the mind of investors lies in the recent crisis. The gold price (in US dollar terms) rose for the eighth consecutive year in 2008 amid one of the most tumultuous years in financial markets since the Great Depression (Chart 12).

2 Tail risk refers to infrequent or unlikely events that can have a substantial negative impact on an investors’ capital.

3 Portfolio based on allocations resembling benchmark of 50%-60% equities, 30%-40% fixed income and 5%-10% alternative assets.

An investor’s guide to the gold market | European edition

Chart 12: Performance of gold (€/oz) and STOXX Europe 600 index during the financial crisis; Jan 2007 to Mar 2009

€/oz						Index level
800						500
	1	2		3 4	5	6
750						450
700						400
650						350
600						300
550						250
500						200
450						150
400						100
Jan 2007		Jun 2007	Jan 2008	Jun 2008		Jan 2009

Gold price (€/oz; LHS) STOXX Europe 600 (RHS)

1 New Century Financial becomes the first major victim of the subprime crisis, filing for bankruptcy.

2 Depositors run on Northern Rock in the UK.

3 Fannie Mae and Freddie Mac are bailed out, Lehman Bros. collapses a week later.

4 Fortis Bank, Dexia and Hypo Real Estate bailed out, as the credit crunch reaches mainland Europe.

5 Euro area enters recession.

6 Chancellor Merkel announces €50bn stimulus package.

Source: LBMA, Bloomberg, World Gold Council

The price of gold began to rise in the autumn of 2007, as New Century Financial and Northern Rock became the first institutions to fall victim to the unfolding crisis. The price reached a new record high in the first quarter of 2008, of US$1,011.25/oz on the London PM fix, on 17th March (the euro high of €650.26/oz was hit on 3rd March), driven by an increase in investment inflows in the run up to the Bear Stearns crisis and subsequent takeover by J.P. Morgan with backing of the US Treasury. The gold price subsequently pulled back, but spiked up several times later in the year as it emerged that the Treasury would have to bailout mortgage giants Freddie Mac and Fannie Mae, and come to the rescue, along with the Federal Reserve, of the US financial system as a whole.

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The collapse of Lehman Brothers in the fall of 2008, followed swiftly by government bailouts of a number of European banks, prompted investors to buy an unprecedented 111 tonnes of gold ETFs in five consecutive days, bringing total inflows in gold ETFs in Q3 2008 to 150 tonnes. However, the impact of strong investor inflows into gold ETFs, coupled with strong buying of physical gold, was offset to a significant extent by disinvestment by institutional investors. In the absence of having anything else to sell and with money markets essentially frozen, these investors used gold as an “asset of last resort”, selling it to raise much-needed cash in order to meet margin calls on other assets. Nevertheless, gold ended 2008 with a 4.3% return (in US dollar terms) compared with a drop of 43% in commodity markets (as measured by the S&P Goldman Sachs Commodity Index), and falls of 37%, 43%, and 53% respectively in US, developed and emerging equity markets.

While the causes of the crisis may have been rooted in the US, its market impact was global and gold offered investors in Europe insurance against the downturn in the domestic equity market as the crisis started to bite.

There are valid reasons why investors buy gold during such periods. Gold is unique in that it does not carry credit risk. Gold is no one’s liability. There is no risk that a coupon or a redemption payment will not be made (as for a bond) or that a company will go out of business (as for an equity). And unlike a currency, the value of gold cannot be affected by the economic policies of the issuing country or undermined by inflation in that country. At the same time, 24-hour trading, a wide range of buyers – from the jewellery sector to financial institutions to manufacturers of industrial products – and the wide range of investment channels available, including coins and bars, jewellery, futures and options, exchange-traded funds, certificates and structured products, make liquidity risk very low.

An investor’s guide to the gold market | European edition

Demand

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Demand

Gold demand has traditionally come from three sources: jewellery, technology (including medical applications), and investment. In the five years to 2010, annual demand for gold was, on average, 3,722 tonnes. The primary source of demand comes from jewellery, which accounts for 59% of total demand over the past five years, followed by investment demand (including OTC investment and stock flows – see p.30) which accounts for a further 29% and technology, which accounts for the remaining 12% (Chart 13). While jewellery remains by far the largest component of demand, its share has decreased over the past two years in favour of investment demand, as a by-product of the financial crisis.

Jewellery

Jewellery demand is affected by desirability, income levels, price and price volatility, as well as a variety of socio-economic and cultural influences. Over 60% of jewellery demand has come from four countries/ regions – China, India, Turkey and the Middle East – over the past five years (Chart 14). Each market is driven by a different set of socio-economic and cultural factors. India, which typically accounts for a quarter of the world’s gold consumer demand each year, is a good case in point. Here, demand for gold is firmly embedded in cultural and religious traditions. The country has one of the most deeply religious societies in the world, the most widespread faith being Hinduism, which is practiced by around 80% of the population. Gold is seen as a gift from the gods, providing social security, and a symbol of wealth and prosperity in the Hindu religion. Hindus consider gold an auspicious metal, which they like to personally acquire or offer as a gift to family members during religious festivals. The most important of these is Diwali, which coincides with the harvest of the crops and marks the beginning of the Hindu financial New Year; it usually takes place in October or November. Gold also plays an important role in the marriage ceremony, where brides are often adorned from head to toe in gold jewellery. Most of this will be a gift from the bride’s parents as a way of providing her with some inheritance, as Hindu tradition dictates that the family’s assets are only passed down to sons. Much of this demand takes place during the wedding season, which falls between October to February and April to May, though a good many purchases will be made well in advance of the wedding, often years in advance and perhaps even from the birth of a daughter.

An investor’s guide to the gold market | European edition

Chart 13: Average annual demand in tonnes; 2006 to 2010

Jewellery	2,172t	(59%)
Technology	456t	(12%)
Investment	1,094t	(29%)

Note: Investment includes Over-The-Counter investment and stock flows. Source: Thomson Reuters GFMS, World Gold Council

Chart 14: Average jewellery demand by region in tonnes; 2006 to 2010

India	561t	(26%)
China	343t	(16%)
Middle East	274t	(13%)
Turkey	130t	(6%)
USA	206t	(9%)
Rest of the World	657t	(30%)

Source: Thomson Reuters GFMS, World Gold Council

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These Indian events are one reason why demand for jewellery is seasonal, but there are other important reasons. Christmas, for instance, and other end-of-year festivals are also significant gold-buying occasions around the globe. The long holidays around 1st May (Labour Day), National Day and Chinese New Year in China are also occasions associated with the purchase of gold jewellery. Q4 is generally the strongest quarter thanks to Diwali, the main Indian wedding season and Christmas. Significant events in Q1 are the Chinese New Year, the end of the Indian wedding season and, to a lesser extent, Valentine’s Day. The start of the second quarter sees additional wedding seasons in parts of India, while April and May bring the Akshaya Trithya festival in India. Tourist demand is at its peak in Turkey in the third quarter. In contrast, the third quarter sees the Shradh – a fortnight whose religious significance is not propitious for gold buying by Hindus. The wedding season in China usually falls in the winter months in Q4 and it typically accounts for around 20% of local annual gold jewellery consumption.

Many of gold’s key jewellery-buying markets have experienced rapid GDP growth over the past decade, India and China being the best examples. This has led to a sharp increase in households’ disposable income levels and has pushed a growing number of households from low-income to middle- and high-income brackets4. The retail sectors in these countries have been revolutionised as a result and gold has been one of the many luxury consumer goods to benefit. In effect, rising income levels have put a higher floor underneath the gold price than in the past. Consumers and the jewellery trade do not like price volatility. It makes them reluctant to buy gold, for fear that they might find they can purchase it cheaper at a later date. They are therefore inclined to at least wait for prices to stabilise. This is especially true of markets like India and the Middle East, where jewellery is priced according to the prevailing market rate with only a small mark-up. This makes changes in the market price of gold visible very quickly at the retail level, thereby having a direct impact in the jewellery market.

4 For example, McKinsey expects the number of households in India with an annual income of more than US$7,000 to more than double to 94m in 2020 from 40m in 2010, McKinsey 2011.

An investor’s guide to the gold market | European edition

In 2009, jewellery demand decreased as the financial system fell into crisis and the world economy fell into recession. Consumers, facing rising unemployment and falling house and stock prices, concentrated on holding onto their savings and spending on essential goods, at the expense of non-essentials such as jewellery. At the same time, the gold price reached record levels in key jewellery buying markets, largely due to weakness in their respective currencies. A rising gold price is not always negative for jewellery demand, as jewellery is often bought with the dual purpose of adornment and investment. However, in this instance, when combined with a sharp slowdown in growth (and outright contraction in some countries) as well as unusually high price volatility, it contributed to a notable downturn in the jewellery market.

However, consumers in China behaved differently due to the country’s history of regulation, price and import controls in the local gold market. Retail price controls in the jewellery sector were only abolished in 2001 and, while the Shanghai Gold Exchange was established in 2002, the investment market only opened up in 2005. As a result, Chinese consumers do not own large stocks of gold and are currently still in the accumulation process. Consequently, Chinese consumers were less willing to sell back their holdings while the global recession was affecting other parts of the market.

Typically, high-carat jewellery in China is sold at a low margin, by weight, but the price at the retail level does not react as fast to changes in the spot gold price as it does in India. This implies that consumers are not as inclined to regard gold purchases tactically or on a day-to-day basis, but rather from a strategic point of view. Greater detail on the gold market in China is provided by the World Gold Council’s China Gold Report: Gold in the Year of the Tiger, March 2010. The “triple whammy” of the global recession, record local currency gold prices and abnormally high price volatility saw the volume of jewellery demand contract by 5% in 2008 and 21% in 2009. However, jewellery demand has shown positive signs of recuperation, growing 11% in 2010 amid continued global economic recovery.

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Investment demand

Investment accounted for 29% of total demand over the past five years, or 1,094 tonnes per annum on average, making it the second largest element of demand. In the World Gold Council’s Gold Demand Trends, where readers can monitor demand and supply flows on a quarterly basis, investment is made up of physical investment in bars, coins, medals and imitation coins, and demand for Exchange Traded Funds (ETFs) and related products. OTC investment and stock flows is the balancing item between the supply and demand figures. While this category is partly a statistical “residual” or error term, it is largely reflective of demand in the Over-The-Counter (OTC) market – transactions that typically occur via the major bullion banks – with an additional contribution occasionally from changes to fabrication inventories.

Since the beginning of the last decade, investment demand has soared from 4% of overall gold demand in 2000 to 38% in 2010, having reached a record 39% in 2009. From 2003 to 2007, the increase in investment was driven mainly by an increase in demand for ETFs and related products, as the launch of these new gold-backed products around the world released pent-up demand. Since 2008, when a flight to quality caused demand for gold to soar as the world’s financial markets went into meltdown, both demand for physical coins and bars and ETF demand has increased sharply (Chart 15). Although some of the flight-to-quality inflows may diminish as the global economy recovers and investors’ risk appetite improves, there are good reasons to expect investment demand to remain strong. First, if investors have learnt anything from the 2007/08 financial crisis it is an understanding of risk and diversification, which is likely to support the case for gold as a hedging asset against future “event” risks. The World Gold Council’s report Gold: hedging against tail risk discusses in detail gold’s role as a method of managing risk by protecting against infrequent negative events.

More broadly, investors increasingly recognise the importance of gold as a diversifying asset, regardless of the state of the financial sector or wider economy. Gold has been one of the few assets to deliver on its diversification promise, in contrast to so many other assets where the correlations with equities through the crisis period tended to ‘1’.

An investor’s guide to the gold market | European edition

Chart 15: Investment demand in tonnes

Tonnes
1,600 1,400 1,200 1,000 800 600 400 200
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Total bar and coin demand ETFs & similar products

Source: Thomson Reuters GFMS, World Gold Council

Second, gold has a long history as a store of value against inflation and currency depreciation; many investors are of the view that both are likely to persist for some time. Finally, the demand and supply dynamics in the gold industry remain positive, supporting tactical allocations: the strength of investment demand should continue to offset much of the weakness in the jewellery and technology sectors, where demand should improve as the world economy recovers. On the supply side, although mine production has increased over the last two years, this has been offset by the official sector being removed as a source of supply. In 2010 central banks turned from being large net sellers of gold to being net buyers, for the first time in 21 years, reaffirming the importance of gold as a reserve asset.

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Technology

Gold used in the technology sector accounted for around 12% of gold demand or an annual average of 456 tonnes from 2006 to 2010, inclusive. Over half of the gold used in technical applications goes into electronic components thanks to gold’s high thermal and electrical conductivity and its outstanding resistance to corrosion. The share of electronics in total gold demand has grown over the past decade but it also fluctuates according to global GDP and the fortunes of the electronics industry. Most manufacturing of electronic components containing gold occurs in East Asia, Western Europe or North America.

Gold’s medical use has a long history; its bio-compatibility, resistance to bacterial colonisation and to corrosion, as well as its malleability mean that it can be used successfully inside the human body. Today’s various biomedical applications include the use of gold wires in pacemakers, implants for the eye and inner ear, as well as gold seeds in the treatment of prostate cancer (which allow the prostate’s location to be tracked on a daily basis using X-ray imaging to ensure accurate treatment). Its best-known and most widespread biomedical use, however, is in dentistry. Dental use accounted for about 1.5% of gold demand on average for the past five years, a share which is gradually declining.

Gold also has a number of other industrial and decorative applications such as gold plating and coating, as well as in gold thread (used in saris in India). Various techniques are employed to enable gold to be used in decorative finishes. Other applications take advantage of gold’s reflectivity of heat and other useful optical properties. Recently, the first car catalytic convertors that use gold to restrict emissions entered commercial production. This could lead to important new demand for the metal, since the automotive industry currently consumes large quantities of other precious metals like platinum (but not gold). Overall these uses of gold account for around 2.5% of total demand.

New uses of gold

Research over the last decade has uncovered a number of possible new practical uses for gold. These include the use of gold as a catalyst in fuel cells, chemical processing and clean energy. A number of companies are known to be developing industrial catalysts based on gold. In the rapidly developing field of nanotechnology there are many possible applications, including the use of gold in solar cells, improved LCD displays using gold nanorods, for example, in mobile phones and laptops, as well as the development of new technologies to store terabytes of data on a single disc or flash memory device.

An investor’s guide to the gold market | European edition

Supply

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Supply

Traditionally, the annual supply of gold comes from a combination of newly mined gold, the mobilisation of central bank reserves and the recycling of above ground stocks. In the five years to 2010, the annual supply of gold averaged 3,779 tonnes, 59% of which came from newly mined supply (net of producer de-hedging), 6% from net official sector sales and 36% from the recycling of fabricated products, principally jewellery (Chart 16).

Mine production

Gold is mined on every continent with the exception of Antarctica (where mining is forbidden), in operations ranging from the tiny to the enormous. The dominant producing country for much of the 20th century was South Africa, which in the early 1970s was producing 1,000 tonnes per annum, or over 70% of the world total at that time. This position has been eroded in the past two decades and today mine production is much more geographically diverse. This helps to underpin gold’s lower price volatility compared with other commodities, such as oil, as it has reduced the metal’s vulnerability to any economic, political or physical shock in a specific country or region.

China is currently the world’s largest producer of gold, mining 351 tonnes in 2010, followed by Australia and the US, which produced 261 and 234 tonnes, respectively (Chart 17).

An investor’s guide to the gold market | European edition

Chart 16: Supply flow 5-year annual average in tonnes; 2006 to 2010

Total mine supply	2,217t	(59%)
Net official sector sales	208t	(6%)
Recycled gold	1,354t	(36%)

Source: Thomson Reuters GFMS, World Gold Council

Chart 17: Top 10 gold producing countries by tonnage in 2010

Tonnes
400
350
300
250
200
150
100
50
0
	China	Australia	United	Russia	South	Peru	Indonesia	Ghana	Canada Uzbekistan
			States		Africa

Source: Thomson Reuters GFMS

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The supply of gold from the mining sector started to decline in 2001 (Chart 18), due partly to the considerable cutbacks in exploration spending that accompanied the low gold price in the late 1990s and the consequent dearth of major new discoveries that followed, and partly to declining ore grades and production disruptions. Since 2001 the supply of gold coming from the mining sector has been reduced further by the widespread practice of de-hedging, with producers closing out hedge positions (forward fixed price arrangements) taken out in earlier years. Consequently, despite a strong recovery in mine production since 2009, total mine supply in 2010 only marginally exceeded that of 2001. Exploration spending started to pick up in earnest from 2003, thanks to the higher gold price. However, the industry has had only limited success in finding major new deposits of gold. Metals Economics Group cites no major discoveries of gold in their 2008 report, Strategies for Gold Reserve Replacement, and only one in 2007. On a three-year average basis, gold contained in major new discoveries declined to 291 tonnes in 2010 compared with 3,106 tonnes in 1999 (Chart 19). In addition, lead times in the industry are typically very long, which means that it can take years for a new discovery to translate into higher gold supply.

Despite these challenges, the supply of gold is now responding to gold’s ten-year uptrend. Thanks to the higher gold price, major gold producers have been able to replace their reserves through a combination of acquisitions, expansion, finding additional resources at existing mines and upgrading resources to reserves.

Operating costs

Mining gold is an expensive business. Before mining can even begin, the gold must be found using costly exploration techniques, or gold deposits must be acquired from a third party. A mine must then be built, as well as possibly an entire infrastructure, depending on the location of the mine. Gold-bearing ore is then dug from the surface or extracted from the rock face underground. It is then brought to the surface, where necessary, and crushed or milled, then concentrated in order to separate out the coarser gold and heavy mineral particles from the remaining parts of the ore. Gold is removed from the concentrate by a number of processes and then smelted into gold-rich doré (a mix of gold and silver) and cast into bars. Doré bars are then sent to an external refinery to be refined into bars of pure (999.9 parts per thousand) gold.

An investor’s guide to the gold market | European edition

Chart 18: Annual world mine production in tonnes

Tonnes
2,800 2,700 2,600 2,500 2,400 2,300
2,200
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: Thomson Reuters GFMS

Chart 19: Gold in major new discoveries and exploration budgets

Tonnes													US$mn
3,500													3,500
3,000													2,800
2,500
													2,100
2,000
													1,400
1,500
500													700
0													0
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Resources in major new discoveries (tonnes, 3-year average; LHS) Gold exploration budget (US$mn; RHS)

Source: Metals Economics Group

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On top of all this, the mine facility needs to be maintained and overhead, administrative and marketing costs must be met. The cost of all this varies greatly from mine to mine and depends on a whole host of factors, including: the country of origin, the cost of labour, the nature and distribution of the ore body, the ore grades, and such issues as the need to build infrastructure and local political instability, which can lead to costly delays. Costs of gold production have escalated sharply in recent years, fuelled by inflationary pressures from rising labour costs, the higher price of energy and other raw materials used in the production process, such as rubber and steel, and the depreciation in the US dollar which has increased local currency costs in mines located outside of the dollar bloc. According to Thomson Reuters GFMS, average total cash costs rose to US$557/oz in 2010 from US$176/oz in 2001, while total production costs (including depreciation, amortisation and reclamation costs provisions) rose to US$723/oz from US$228/oz over the same period.

But even total production costs do not fully encompass the cost of finding and mining gold. They do not, for instance, include exploration spending that ultimately proves unsuccessful. Metals Economics Group estimates that, when these costs are included, the all-inclusive cost of replacing and producing an ounce of gold was even higher in 2010, at US$928/oz (chart 20). The rise in production costs has contributed to putting a higher floor underneath the gold price in recent years. In their Gold Survey 2011, Thomson Reuters GFMS estimated the true ‘all-in’ costs to be around $857 per ounce (includes all cash and non-cash costs, sustaining capital expenditures, indirect costs and overheads).

Supplying from above ground stocks

Because gold is virtually indestructible, practically all of the gold that has ever been mined still exists. Of the 166,600 tonnes of above ground stocks currently estimated to be in existence, Thomson Reuters GFMS calculates that 51% is held in the form of jewellery, 17% is in the hands of the official sector, 19% is with investors, 11% is contained within industrial products and 2% is unaccounted for. Some of this gold periodically comes back onto the market, principally from jewellery recycling and official sector sales (Chart 21).

An investor’s guide to the gold market | European edition

Chart 20: Cost of replacing and producing an ounce of gold

US$/oz 1,000 900 800 700 600 500 400 300 200 100 0	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Cash operating costs	Sustaining capital costs
New mines capital costs	Reserve replacement costs

Source: Metals Economics Group

Chart 21: Above ground stock of gold as of Dec 2010 (166,600 tonnes)

Jewellery	84,200t	(51%)
Official sector	29,000t	(17%)
Private investment	31,100t	(19%)
Other fabrication	18,700t	(11%)
Unaccounted for	3,600t	(2%)

Source: Thomson Reuters GFMS, World Gold Council

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Official sector

Central banks and supranational organisations have been major holders of gold for more than 100 years. Central banks started building up their stocks of gold from the 1880s, during the period of the classic gold standard, when the amount of money in circulation was linked to the country’s gold stock, and paper money was convertible to gold at a fixed price. At their peak in the 1960s, official gold reserves were around 38,000 tonnes and probably accounted for about half of above ground stocks at that time. Gradually, as central banks created more money than was consistent with stable prices and after several years of moderate, but persistent inflation, the maintenance of the official price of gold became unrealistic, and the United States, as the pivot of the system, was faced with the choice of deflating, devaluing or abandoning the system. In August 1971, it abandoned the system, with President Nixon “closing the gold window”.

In the 1980s and 1990s, central banks began to re-appraise the role of gold in their external reserves. Some central banks decided to reduce their gold holdings and the total of official stocks declined by about 10% between 1980 and 1999. In September 1999, a group of European central banks agreed, in the first Central Bank Gold Agreement (CBGA1), to limit disposals to 400 tonnes a year for five years, and also set a ceiling on the volume of gold lent to the market. They also reaffirmed their confidence in the future of gold as a reserve asset. CBGA1 proved very successful and was renewed (CBGA2) for a further five- year term in September 2004, this time setting the annual ceiling at 500 tonnes.

Signatories sold almost the full quota during the first year of the agreement; however, they only sold 396 tonnes in the second year, 476 tonnes in the third, and significantly undersold the ceiling in the final two years. In the penultimate year of the agreement, signatories sold 358 tonnes of gold and only 157 tonnes in the final year (Chart 22). A third five-year CBGA agreement (CBGA3) was announced on August 7th 2009, reducing the annual ceiling to 400 tonnes, in a clear acknowledgement that central banks’ appetite for gold sales had diminished. At the same time, the signatories reiterated the importance of gold as an element of global monetary reserves and said that the planned 403.3 tonnes of IMF sales could also be accommodated within the agreement. The IMF conducted the majority of its sales in off-market transactions at market prices with central banks. In October and November 2009, the IMF conducted a number of off-market gold sales, amounting to 212 tonnes of gold. The central banks of India, Sri Lanka and Mauritius purchased 200 tonnes, 10 tonnes and 2 tonnes respectively. In September 2010, a further 10 tonnes were sold to the Central Bank of Bangladesh.

The remaining sales were conducted through on-market sales within the ceiling set by CBGA3. Between February and December of 2010, the IMF sold on average 18 tonnes of gold per month in the bullion market; sales which had little or no negative impact on gold prices. Net sales of gold among the other CBGA members have been negligible during the first two years of the agreement, amounting to just 8 tonnes by 26th September 2011.

An investor’s guide to the gold market | European edition

Chart 22: Central bank gold sales under CBGA2*

Tonnes
600 500 400 300 200 100
0
Year 1 Year 2 Year 3 Year 4 Year 5

European Central Bank	Belgium	Germany	Portugal	Sweden
Austria	France	Netherlands	Spain	Switzerland

*Second Central Bank Gold Agreement from 27th September 2004 to 26th September 2009. Source: IMF IFS, World Gold Council

Meanwhile, emerging market economies that have been experiencing rapid economic growth have been substantial buyers of gold in recent years. The IMF’s International Financial Statistics, in which nearly all central banks report their gold holdings, have also reported large net purchases of gold by several emerging market economies over the last year or two. These have been led by Russia, which purchased 192 tonnes between January 2010 and the end of August 2011, taking the country’s gold reserves to 841.1 tonnes, or 9.0% of total reserves. Other purchases were made over the same period by the central banks of Mexico (97 tonnes), Thailand (53 tonnes), South Korea (25 tonnes) and Bolivia (14 tonnes).

Although the central banks of many developing countries still hold either no gold or a very small percentage of their total reserve in gold, the examples given above show that this is changing. Most noteworthy in 2009 was the announcement by China’s State Administration of Foreign Exchange (SAFE) that the country’s official reserves had grown to 1,054 tonnes from 600 tonnes. This makes China the world’s sixth largest official holder of gold, after the United States, Germany, the IMF, Italy and France. Yet gold still accounts for less than 2% of the country’s huge reserves, meaning there is ample scope for further growth, as is the case in the rest of Asia.

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Recycled gold

The remaining supply of gold comes from recycled fabricated products, mainly from the jewellery sector. Smaller amounts come from gold recuperated from the electronics sector. The supply of recycled gold depends largely on economic circumstances and the behaviour of the gold price. In the five years to 2010, recycled gold fluctuated between 982 tonnes and 1,695 tonnes per annum (Chart 23). It is common practice in the Middle East and Asia for gold items to be sold if the owner needs ready cash. Gold owners often also trade-in one piece of jewellery for another and the original piece is then melted down (if it is simply resold, it is not included as “recycled gold” in the statistics). In the first quarter of 2009, the supply of gold from fabricated products reached a record quarterly high of 610 tonnes, driven by distress selling related to the economic crisis. It has subsided since, despite higher gold prices, but remains high compared with historical norms.

Chart 23: Recycled gold in tonnes

Tonnes
1,800 1,600 1,400 1,200 1,000 800 600 400 200
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: Thomson Reuters GFMS

An investor’s guide to the gold market | European edition

Ways to access

the gold market

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Ways to access the gold market

The gold market is deep and liquid and there are many ways for investors to buy physical gold or gain an exposure to movements in the gold price.

Gold coins

Investors can choose from a wide range of gold bullion coins issued by governments and mints across the world. These coins are typically legal tender in their country of issue for their face value rather than for their gold content. For investment purposes, the market value of bullion coins is determined by the value of their fine gold content, plus a premium or mark-up that varies between coins and dealers. The EU has an extensive list of coins that meet its criteria as appropriate for gold investment purposes.

Coins vary in weight and in caratage. Caratage is a measure of gold content. Pure gold (“fine gold”) is 24 carats, hence 24 carats is theoretically 100% gold. Any carat content lower than 24 is a measure of how much gold there is, for example, 18 carat is 18/24ths of 100% gold = 75.0% gold. The most common coin weights (in troy ounces of fine gold content) are 1/20, 1/10, 1/4, 1/2 and 1 ounce.

It is important not to confuse bullion coins with commemorative or numismatic coins, whose value depends on their rarity, design and finish rather than on their fine gold content. Many mints and dealers sell both.

The Austrian Mint offers a variety of coins, including the Vienna Philharmonic, which is available in four standard sizes from 1/10 oz up to 1 ounce. The mint also issues a number of historical Austrian gold coins, Dukat, Corona and Gulden. Known as restrikes, these coins are not legal tender. However, they are not subject to VAT as they are recognised by the EU as being investment gold products and generally attract prices at a low premium above the open market value of their gold content.

The UK Mint offers a variety of bullion and commemorative coins, listed on their website at www.royalmint.com. The British Gold Sovereign (originally the one pound coin) is among the most widely traded and owned gold coins in the world.

The US Mint offers a variety of bullion and commemorative coins, listed on their website at www.usmint.gov. The most widely traded coins in the US are American Eagle Coins.

The most common gold coin in Germany is the Krugerrand. The South African Mint provides more information on its website at www.samint.co.za.

A number of commemorative gold coins have been commissioned by the German federation and produced by the five mints of the German states. These coins are legal tender only in Germany and are issued at the price of the fine gold content of the day before issuance plus a mark-up, e.g. since 2011 for the 100 euro gold coin a mark-up of 50 euro. The first German 100 euro gold coin was issued in 2002 and contains half a troy ounce of gold.

An investor’s guide to the gold market | European edition

Gold bars

Gold bars can also be bought in a variety of weights and sizes, ranging from as little as one gram to 400 troy ounces (the size of the internationally traded London Good Delivery bar). Small bars are defined as those weighing 1,000g or less. Bars are typically marked with the name of the manufacturer or issuer, a serial number, the purity of the bar and, at times, the weight. Bars are manufactured in different purities, usually ranging between 995 and 999.9 parts gold in 1,000. The most widely traded small bars are one kilo bars and the most widely traded large bars are London Good Delivery 400oz bars. These bars must meet stringent conditions set by the London Bullion Market Association (LBMA), including being of a weight between 350oz and 430oz and being not less than 995 parts gold in 1,000.

Gold bars can be purchased at local bank branches and precious metal dealers throughout Germany.

The Gold Bars Worldwide website (www.goldbarsworldwide.com) provides a wealth of additional information regarding the international gold bar market.

Gold accounts

Bullion banks offer two types of gold accounts – allocated and unallocated.

In an “allocated” gold account, gold is stored in a vault owned and managed by a recognised bullion dealer or depository. Specific bars (or coins, where appropriate) are numbered and identified by hallmark, weight and fineness. These are then allocated to each particular investor, who, in addition to the price of the gold, also pays the custodian for storage and insurance. The holder of gold in an allocated account has full ownership of that gold. The bullion dealer or depository that owns the vault where the gold is stored may not trade, lease or lend the bars – except on the specific instructions of the account holder.

In an “unallocated” account, investors do not have specific bars allotted to them and therefore their claim of ownership is less direct (unless they take delivery of their gold, which they can usually do within two working days).

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Traditionally, one advantage of unallocated accounts has been the lack of any storage and insurance charges, because the bank reserves the right to lease the gold to a third party. Now that the gold lease rate is negative in real terms, some banks have begun to introduce charges even on unallocated accounts. The gold held within these accounts is treated as a liability on the balance sheet of the bank or account provider. Investors in unallocated accounts are therefore potentially more vulnerable to counter-party risk as, unlike allocated account holders, they are exposed to the financial stability and solvency of the bank or dealer providing the service in the same way as they would be with any other kind of account.

As a general rule, bullion banks do not deal in quantities of less than 1000oz in either type of account. Their customers are institutional investors, private banks acting on behalf of their clients, central banks and gold market participants wishing to buy or borrow large quantities of gold.

Vaulted gold (“Tresorgold”)

For smaller private (retail) investors, there are an increasing number of providers of gold investment products that also offer vaulting services. These vendors offer the private investor the possibility to obtain outright ownership in professionally vaulted gold bullion in relatively small quantities. Although many providers have minimum investment requirements of several thousand euros, some offer vaulted gold in denominations as low as one gram of gold.

Vaulted gold is offered by a number of providers, banks and non-banks, both German and international. Depending on the provider and investment amount, investors can obtain legal property of whole bullion bars or coins or of partial ownership of large bullion bars, typically 400oz standard bars, without taking physical delivery and thereby avoiding the potential challenges associated with storage and personal security.

Investors should check that providers of vaulted gold services are offering outright, unencumbered gold ownership, do not lease any gold without prior approval from clients, store the gold with an independent and accredited vault operator and regularly allow inspections and audits of client gold holdings. The gold is fully insured against standard risks.

An investor’s guide to the gold market | European edition

Online channels

As investors increasingly want convenient and immediate access to gold investment, online channels have become more popular. This is a rapidly growing segment, with providers ranging from online dealers to exchanges that offer a range of options for trading, delivery or storage of bars and coins. Market-leading exponents provide investors with a transparent, secure, convenient, and cost-effective around-the-clock platform to buy and own 100% physical gold via the internet. Investors considering accessing gold products via internet channels should ensure they are comfortable with the characteristics and range of facilities provided by any specific online provider or platform.

Gold Accumulation Plans (“Goldsparpläne”)

Gold Accumulation Plans (GAPs) are similar to conventional savings plans in that they are based on the principle of putting aside a fixed sum of money every month. The fixed sum then buys gold every trading day in that month or at selected dates, e.g. every 1st and 15th day of the month.

The fixed monthly sums can be small and purchases are not subject to the premium normally charged on small bars or coins. Because small amounts of gold are bought over a long period of time, exposure to short-term variations in price is contained.

At any time during the contract term (usually a minimum of a year), or when the account is closed, investors can get their gold in the form of bullion bars or coins, and sometimes even in the form of jewellery. Should they choose to sell their gold they can also get cash.

Investors should carefully evaluate the potential providers of Goldsparpläne, including prices charged and security practices, before choosing one.

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Gold funds

There are two types of investment funds that can invest into physical gold: mutual funds and Exchange Traded Funds (ETF). Under the German “Wertpapiergesetz” (Securities Trading Act) investment funds – whether mutual funds or ETFs – can invest up to a maximum of 30% of their assets into physical gold in order to obtain an approval for public distribution of the funds. Gold funds with a higher allocation to physical gold are available to investors, but are subject to restrictions preventing them from being actively marketed by the investment company. They must therefore be specifically requested by the investor.

The 30% limit does not apply to Gold Exchange Traded Commodities (ETCs). In contrast to mutual funds or investment funds, which provide investors with a legal ownership in the fund’s assets, technically ETCs are obligations, i.e. claims against the issuer. In order to minimize potential issuer risk for the investor, in most cases gold ETCs are secured, i.e. backed by physical gold.

Exchange Traded Funds and Exchange Traded Commodities offer investors the convenience of buying gold on the stock exchange as easily as they would any other share. There are several gold ETFs/ETCs listed on stock exchanges around the globe.

Gold Bullion Securities, the first European gold ETC was created in 2003 by the World Gold Council and the management of ETF Securities, and listed on the London Stock Exchange (LSE), and shortly afterwards on other European exchanges. ETF Securities subsequently launched an additional gold ETC, Physical Gold (with the ticker symbol “PHAU”), also listed in London and across Europe. (Additional physical gold products, with holdings explicitly vaulted in Switzerland, were listed by ETF Securities in London and New York in late 2009.)

An investor’s guide to the gold market | European edition

The largest ETF globally is SPDR® Gold Shares or “GLD” (its ticker symbol) as it is often known, a joint initiative between World Gold Council and State Street Global Advisors. GLD was originally listed on the New York Stock Exchange in November of 2004 and has traded on the NYSE’s Arca platform since December 13th 2007. GLD shares are 100% backed by physical gold bullion, all of which is held in the form of London Good Delivery 400oz bars in allocated accounts. Investors in GLD cannot take physical delivery of the gold, rather it is held by a custodian on their behalf. The shares track the spot price of gold, less the administration fees. At the end of August 2011, the fund held a total of 1,232 tonnes of gold London Good Delivery Bars, worth almost US$72 billion.

Additional gold-backed ETFs/ETCs from a range of vendors have been launched across Europe and beyond over the last few years and these products are now firmly established as offering simple routes to gold investment for a wide range of investors. The World Gold Council backed ETFs/ETCs, such as GLD, never engage in derivative transactions. For more information, see http://www.exchangetradedgold.com.

Gold mining equities

Gold mining stocks are recognised as a way of gaining leveraged exposure to the gold price and the opportunity for outperformance, although they do not secure direct ownership of gold. If the gold price rises, the profits of gold mining companies are generally expected to rise and, as a result, so are their share prices. But this is not always the case. While often correlated to gold prices, gold mining shares are typically more volatile, and influenced by a broader set of issues than those which drive the bullion markets.

Numerous factors are involved in the pricing and valuation of gold equities. These can include: the maturity and geographic spread of mining projects, gold reserves, ore grades, costs, margins, profitability, strength of balance sheet, the debt profile and the quality of management. A combination of these forces can cause the share prices of gold stocks to act in a leveraged manner around the value of gold.

The gold mining sector is large and liquid. Over 750 gold mining companies are listed around the globe, with a combined market capitalisation of almost US$400 billion. Capitalisations range from a modest US$68 million to the large cap gold mining stocks of over US$40 billion.

A number of established indices provide benchmarks of global gold mining share performance. For example: FTSE Gold Mines Index, S&P/TSX Capped Gold Index, Philadelphia Gold and Silver Index, AMEX Gold Bugs Index.

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Structured products on gold

(“Gold-Zertifikate”)

Gold-Zertifikate are securities based on obligations, which offer investors a method of holding gold without taking physical delivery. Individual banks issue the Gold-Zertifikate, which are traded on stock exchanges. Investors can buy Gold-Zertifikate, similar to equities, through their bank or broker. The price of Gold-Zertifikate depends on the development of the gold price.

The simplest form of Gold-Zertifikate is the so-called Index-Zertifikate, which track the price of gold. There is a wide variety of more complex Gold-Zertifikate that do not directly track the price of gold. Turbo-Zertifikate give investors a leveraged exposure to the gold price, while Bear- or Short-Zertifikaten allow investors to bet on a falling gold price. Other types of Gold-Zertifikate provide features such as a capped exposure with limited down-side risk or a more complex payout structure.

Buyers of Gold-Zertifikate, including the more basic Index-Zertifikate, do not obtain a direct or indirect ownership in gold but a claim against the issuer of the Zertifikat, typically a bank. This in turn means that the investor bears an issuer risk. In the case of default of the issuer, the investor has a subordinate claim against the issuer.

Certificated ownership

The Perth Mint runs a certificate programme that provides investors with direct ownership of a range of bars and coins, which can be stored at the mint on an allocated or unallocated basis. The scheme is guaranteed by the government of Western Australia and access to the certificates is provided by agents in a number of countries.

An investor’s guide to the gold market | European edition

Gold futures and options

Gold futures contracts are firm commitments to make or take delivery of a specified quantity and purity of gold on a prescribed date at an agreed price. The initial margin – or cash deposit paid to the broker – is only a fraction of the price of the gold underlying the contract. Consequently, investors can achieve notional ownership of a value of gold considerably greater than their initial cash outlay. While this leverage can be the key to significant trading profits, it can give rise to equally significant losses in the event of an adverse movement in the gold price.

Futures contracts are traded on regulated commodity exchanges around the world. The largest are the New York Mercantile Exchange Comex Division (recently rebranded CME Globex, after a merger between Chicago Mercantile Exchange and NYMEX), the Chicago Board of Trade (CBOT), which is part of CME, and the Tokyo Commodity Exchange (TOCOM). Gold futures are also traded in Europe (EUREX), India, Dubai and in China on the Shanghai Futures Exchange.

The Over-The-Counter market

The Over-The-Counter (OTC) market offers investors a further range of gold products, including spot and forward contracts and tailor-made structured products. The OTC market trades on a 24-hour per day continuous basis and accounts for the bulk of global gold trading. Most OTC trades are settled using gold stored in London, irrespective of where the deal is actually transacted. However, because the entry level is typically high, this market is dominated by institutional players or ultra-high net worth individuals. Investors wishing to use this channel should contact a bullion bank.

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Pension eligibility

and taxation

An investor’s guide to the gold market | European edition

Pension eligibility and taxation

Value-added tax (VAT) on investment gold was abolished in 2000 under the EU Gold Directive. The Directive was introduced with the aim of facilitating the use of gold as a financial investment and enhancing the international competitiveness of the EC gold market. Investment grade gold bullion purchased for investment is therefore free of VAT.

Each year, the European Commission publishes a comprehensive list of the coins meeting the investment criteria for investment gold, that are traded in each of the Member States. The definition of investment gold coins eligible for VAT exemption includes those coins minted after 1800 that are of a purity not less than 900 thousandths (90.0%) and which are, or have been, legal tender in their country of origin. This definition encompasses gold sovereigns, Krugerrands, American Eagles and a large number of other bullion gold coins.

The exact list is updated annually and also includes most gold coins which are normally sold at a price that does not exceed 180% of the open market value of the gold contained in the coin. The list is not exhaustive however, and any coins not appearing in the list, which meet the criteria for investment gold as defined in the Directive, will also be exempt from VAT.

The income tax treatment of physical gold held by German investors will be dependent upon the holding period of the investment. The sale of physical gold bars and coins – including in the form of vaulted gold or gold accumulation plans (“Goldsparpläne”) – by a German investor will not attract income tax, provided that the gold was purchased at least one year previously. The sale of physical gold within one year of purchase would attract income tax at a rate consistent with the individual’s income tax rate.

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This distinction in the holding period of physical gold does not relate to investments that provide exposure to gold in the form of a financial product, for example ETF/ ETC and gold mining stocks. Any dividends or capital gains arising from the sale of investments in these products will be subject to a flat rate withholding tax of 25%, plus a surcharge of 5.5% of the tax due plus, if applicable, church tax. This tax will be levied regardless of the holding period of the investment, whether the security is fully backed by physical gold or not. Anecdotal evidence suggests German investors may be able to appeal against capital gains taxation on returns from specific gold-backed securities or certificates, if they can provide tax authorities with sufficient evidence of their direct ownership of the physical gold backing these products.

German pension funds may make limited investments in gold. German pension funds are subject to supervision by the German financial services regulator BaFin and, as such, are bound by regulation limiting their holdings of gold and gold-related products. Prior to 2010, pension funds were able to invest a maximum of only a few percentage points of their assets in commodities. In 2010, BaFin proposed an increased investment quota for commodities of up to 5% of assets and this was introduced in the third quarter of 2010 by the Federal Financial Services Authority. Physical delivery must be excluded and the 5% ratio applies to commodities as an asset class.

An investor’s guide to the gold market | European edition

Related World Gold

Council research

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Related World Gold Council Research

The following research reports can be downloaded from the World Gold Council’s website at: www.gold.org/investment/research

• Gold as a strategic asset for European investors

• Gold Demand Trends (quarterly)

• China Gold Report: Year of the Tiger

• Gold: hedging against tail risk

• Gold: a commodity like no other

• Linking Global Money Supply to Gold and to Future Inflation

• Gold as a Tactical Inflation Hedge and Long-Term Strategic Asset

• Gold as a Strategic Asset for UK Investors

• Is Gold a Volatile Asset?

• What does a US recession imply for the Gold Price?

• India: heart of gold: Strategic outlook

• An investor’s guide to the gold market (UK/US edition)

• India: heart of gold: Revival

• Gold: Alternative investment, foundation asset

• The 10-year gold bull market in perspective

• The Importance of Gold in Reserve Asset Management

• Why is gold different from other assets? An empirical investigation

• What sets the precious metals apart from other commodities?

• Investing in Commodities – Benefits, Risks and Implementation: A Case Study on Missouri State Employee’s Retirement System

• Gold as a Store of Value

• Short-Run and Long-Run Determinants of the Price of Gold

• Commodity Prices and the Influence of the US Dollar

• The Role of Gold in India

Unit convention

Troy ounce = 31.103 grams Tonne = 32,150.74 troy ounces Kilogram = 32.1507 troy ounces Carat = gold purity in parts per 24

An investor’s guide to the gold market | European edition

Glossary

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Glossary

Account – allocated

An account in which the client’s metal is individually identified as his, and physically segregated from all the other gold in the vault; in the event of a default by the holding bank, the investor becomes a secured creditor.

Account – unallocated

An account in which the client’s bars are not specifically ring-fenced, and which may be cheaper than an allocated account as some banks do not charge for storage. The client carries higher counterparty risk, however, as he is an unsecured creditor in the event of a default by the holding bank.

American Eagle

US gold coin introduced in 1986 with a fineness of 0.917.

American Option

An option that may be exercised on any date up to and including the expiry date.

Assay

To test metal for purity.

Bar

A typical gold product, either for trading or accumulation. Bars come in a variety of shapes, weights and purities. Different bars are favoured in different parts of the world.

Britannia

British gold coin introduced in 1987 with a fineness of 0.917.

Bullion

Metal in the mass, usually uncoined gold in bars or ingots (from the Old French “boillion” meaning froth on boiling liquid).

Bullion coin

A legal tender coin whose market price depends on its gold content, rather than its rarity or face value.

An investor’s guide to the gold market | European edition

Carat

Unit of fineness, scaled from 1 to 24, 24-carat gold (or pure gold) has at least 999 parts pure gold per thousand; 18-carat gold has 750 parts pure gold and 250 parts alloy per thousand, etc.

Certificate

Gold certificates are a method of holding gold without taking delivery. Issued by individual banks they confirm an individual’s ownership while the bank holds the metal on the client’s behalf. The client thus saves on storage and personal security issues, and gains liquidity in terms of being able to sell portions of the holdings (if need be) by simply telephoning the custodian.

COMEX

The New York Commodity Exchange, now a division of NYMEX, the New York Mercantile Exchange. The contracts in COMEX gold market consists of 100oz each, and the actively traded contracts are the even months of the year.

Delivery

The transfer of an asset from the seller to the buyer. This does not necessarily involve physical shipment but can be done on paper with the bullion remaining in the vaults of a specified bank.

Doré

A gold-silver alloy, an intermediate product from certain gold mines.

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Face value

The nominal value given to a legal tender coin or currency (for example a one ounce Gold American Eagle coin has a face value of $50, but will always be bought close to the market price for a one ounce of gold).

Fineness

Gold purity, usually expressed in parts per thousand; thus 995 or two nines five is 995/1000 or 99.5% pure. 995 was the highest purity to which gold could be manufactured when good delivery (q.v.) was determined, but for very high technology applications now it is possible to produce metal for up to 99.9999% purity.

Fix

The London gold fixing (see www. goldfixing.com) takes place twice daily over the telephone and sets a price at which all known orders to buy or sell gold on a spot basis at the same time of the fix can be settled. The fix is widely used as the benchmark for spot transactions throughout the market. The five members of the fix “meet” at 10:30am and 3:00pm London time.

Futures contract

An agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a stipulated future date; the contact can be sold before the settlement date. Futures contracts are standardized and are traded on “margin” on futures exchanges, such as the COMEX division of NYMEX, the Chicago Board of Trade (CBOT), or the Tokyo Commodity Exchange (TOCOM).

Gold Standard

A monetary system based on convertibility into gold; paper money backed and interchangeable with gold.

Gold Zertifikate

Gold-Zertifikate is a term used to describe structured products on gold, which offer investors a method of holding gold without taking physical delivery. In most cases, these securities are not backed by physical gold.

Good delivery bar

Also referred to as large bars, the ingots that conform to the London Good Delivery standard.

Good delivery standard

The specification to which a gold bar must conform in order to be acceptable on a certain market or exchange. Good delivery for the London Bullion Market is the internationally accredited good delivery standard. A good delivery bar for London should weigh between 350 and 430 ounces (gold content) of a minimum purity of 99.5% (two nines five). Further specifications can be obtained from the LBMA.

Grain

One of the earliest weight units used for measuring gold. One grain is equivalent to 0.0648 grams.

An investor’s guide to the gold market | European edition

Hedging

The use of derivative instruments to protect against price risk.

Kilo bar

A bar weighing one kilogram – approximately 32.1507 troy ounces.

Kruggerand

South African gold coin first issued in 1967 with a fineness of .917.

LBMA

The London Bullion Market Association acts as the coordinator for activities conducted on behalf of its members and other participants of the London Bullion Market, and it is the principal point of contact between the market and its regulators.

Legal tender

The coin or currency which the national monetary authority declares to be universally acceptable as a medium of exchange; acceptable for instance in the discharge of debt.

Liquidity

The quality possessed by a financial instrument of being readily convertible into cash without significant loss of value.

London Good Delivery Bar

See good delivery standard on previous page

London PM fix

See Fix on previous page

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Margin

A deposit required to be put up before opening a derivative contract.

Numismatic

Coins valued for their rarity, condition and beauty beyond the intrinsic value of their metal content. Generally, premiums for numismatic coins are higher than for bullion coins.

OTC

Over-The-Counter, or principal’s contract. The OTC gold market trades on a 24-hour per day continuous basis and accounts for the bulk of global gold trading. Most OTC trades are settled using gold stored in London, irrespective of the country where the deal is actually transacted.

Philharmonic

Austrian gold coin first released in 1194 with a fineness of 0.999.

Settlement date

The date on which a contract is scheduled for delivery and payment. Spot settlement in the bullion market is two days after the bargain has struck.

Spot price

The price for spot delivery which, in the gold market, is two days from the trade date.

Troy ounce

The standard weight in which gold is quoted in the international market, weighing 31.1035 grams. It was named after the old French city of Troyes, where there was an annual trading fair in medieval days and where this was a unit of weight.

An investor’s guide to the gold market | European edition

List of charts and tables

Chart 1 Gold Price 1979 to 2011 (Indexed to January 1979) 07

Chart 2 Annual % change in the gold price, 2002 to 2010 07

Chart 3 2010 World gold mining and crude oil production by region 11

Chart 4 Gold and STOXX Europe 600: 22 day volatility (annualised) 11

Table 1 Performance of key financial assets and macroeconomic indicators 13

Chart 5 5-year correlation of weekly returns on key asset classes versus gold 15

Chart 6 5-year correlation of weekly returns on selected commodities versus gold 15

Chart 7 Rolling 2-year correlation between monthly changes in the price of gold and oil 17

Chart 8 Nominal and real gold prices, 1979 to 2011 17

Chart 9 Annual % change in the gold price and euro area CPI, 1972 to 2011 19

Chart 10 Average annual real gold price return (€/oz) during high, moderate and low inflation years (1970 to 2009) 19

Chart 11 Annual correlation of gold and the trade weighted US dollar and euro (weekly returns) 21

Chart 12 Performance of gold and STOXX Europe 600 index, Jan 2007 to Mar 2009 23

Chart 13 Average annual demand in tonnes; 2006 to 2010 27

Chart 14 Average jewellery demand by region in tonnes; 2006 to 2010 27

Chart 15 Investment demand in tonnes 31

Chart 16 Supply flow 5-year annual average in tonnes; 2006 to 2010 35

Chart 17 Top 10 gold producing countries by tonnage in 2010 35

Chart 18 Annual world mine production in tonnes 37

Chart 19 Gold in major new discoveries and exploration budgets 37

Chart 20 Cost of replacing and producing an ounce of gold 39

Chart 21 Above ground stock of gold as of Dec 2010 (166,600 tonnes) 39

Chart 22 Central bank gold sales 41

Chart 23 Recycled gold in tonnes 42

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Disclaimers

This report is published by the World Gold Council (“WGC”), 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2011. All rights reserved. This report is the property of WGC and is protected by US and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. However WGC does not guarantee the accuracy of such information. WGC does not undertake to update or advise of changes to the information in this report. Expression of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. WGC makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will WGC or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, WGC and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.

No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of WGC. To request such authorisation, contact research@gold.org. In no event may WGC trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorBafinsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.

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Published: December 2011

First issued: December 19, 2011. This Free Writing Prospectus is being filed in reliance on Rule 164(b).

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.